THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON FEBRUARY 18, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)*

                          Brunswick Technologies, Inc.
        ----------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   117394 10 6
        ----------------------------------------------------------------
                                 (CUSIP Number)

                              John R. Mesher, Esq.
                             CertainTeed Corporation
                             750 E. Swedesford Road
                        Valley Forge, Pennsylvania 19482
                                 (610) 341-7108
                      ------------------------------------


           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 4, 1997
                   -------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement.|X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                              SCHEDULE 13D

------------------------------------------------                                ----------------------------------------------------
CUSIP No. 117394 10 6                                                             Page   2    of  29  Pages
                                                                                       ------    ----
------------------------------------------------                                ----------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Compagnie de Saint-Gobain
------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)      |_|
                                                                                                                 (b)      |_|
------------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           AF
------------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                                |_|

------------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
------------------------------------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER
                                                 710,327
             NUMBER OF              ------------------------------------------------------------------------------------------------
              SHARES                      8      SHARED VOTING POWER
           BENEFICIALLY                          -0-
             OWNED BY               ------------------------------------------------------------------------------------------------
          EACH REPORTING                  9      SOLE DISPOSITIVE POWER
            PERSON WITH                          710,327
                                    ------------------------------------------------------------------------------------------------
                                         10      SHARED DISPOSITIVE POWER
                                                 -0-
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           710,327
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                               |_|
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.3%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO, HC
------------------------------------------------------------------------------------------------------------------------------------

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 117394 10 6                                                             Page   3    of  29   Pages
                                                                                       ------    -----
------------------------------------------------                                ----------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CertainTeed Corporation
           IRS No. 23-2510893
------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)      |_|
                                                                                                                  (b)      |_|
------------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           AF
------------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                                 |_|

------------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER
                                                 710,327
             NUMBER OF              ------------------------------------------------------------------------------------------------
              SHARES                      8      SHARED VOTING POWER
           BENEFICIALLY                          -0-
             OWNED BY               ------------------------------------------------------------------------------------------------
          EACH REPORTING                  9      SOLE DISPOSITIVE POWER
            PERSON WITH                          710,327
                                    ------------------------------------------------------------------------------------------------
                                         10      SHARED DISPOSITIVE POWER
                                                 -0-
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           710,327
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                                       |_|
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.3%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
------------------------------------------------------------------------------------------------------------------------------------

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!



------------------------------------------------                                ----------------------------------------------------
CUSIP No. 117394 10 6                                                             Page   4    of   29    Pages
                                                                                       ------    -------
------------------------------------------------                                ----------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vetrotex CertainTeed Corporation
           IRS No. 23-2644476
------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)      |_|
                                                                                                                     (b)      |_|
------------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                                    |_|

------------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER
                                                 710,327
             NUMBER OF              ------------------------------------------------------------------------------------------------
              SHARES                      8      SHARED VOTING POWER
           BENEFICIALLY                          -0-
             OWNED BY               ------------------------------------------------------------------------------------------------
          EACH REPORTING                  9      SOLE DISPOSITIVE POWER
            PERSON WITH                          710,327
                                    ------------------------------------------------------------------------------------------------
                                         10      SHARED DISPOSITIVE POWER
                                                 -0-
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           710,327
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                                          |_|
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.3%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
------------------------------------------------------------------------------------------------------------------------------------

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 29 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share ("Common Stock") of Brunswick Technologies, Inc., a Maine corporation ("BTI"). The address of the principal executive offices of BTI is 43 Bidder Parkway, Brunswick, Maine 04011.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Statement is filed on behalf of:
(i) Compagnie de Saint- Gobain, a French corporation ("Saint-Gobain"), the principal business address of which is Les Miroirs, 18, avenue d'Alsace, 92400 Courbevoie, France (Postal Address Cedex 27, 92096 Paris La Defense); (ii) CertainTeed Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Saint-Gobain ("CertainTeed"), the principal business address of which is 750 East Swedesford Road, Valley Forge, Pennsylvania 19482; and (iii) Vetrotex CertainTeed Corporation, a Delaware corporation and a wholly-owned subsidiary of CertainTeed ("Vetrotex"), the principal business address of which is 4515 Allendale Road, Wichita Falls, Texas 76310. Saint-Gobain, CertainTeed and Vetrotex are hereinafter collectively referred to as the "Reporting Persons."

         Saint-Gobain is a publicly-owned holding company whose shares are listed for trading on the monthly settlement market of the Paris Stock Exchange and on the principal European stock exchanges. Its principal business is holding interests in other companies. Saint-Gobain has worldwide interests in businesses involving the manufacture of flat glass, fiber glass insulation and reinforcements, building materials, pipe, glass containers, industrial ceramics and abrasives.

         The principal business of CertainTeed is the manufacture of building materials (roofing, vinyl siding, vinyl windows, ventilation products and piping products) and fiber glass products (insulation and reinforcements). The principal business of Vetrotex is the manufacture of fiber glass reinforcement products.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Persons is set forth in Schedule I hereto and incorporated herein by reference.

         (d) and (e). During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in
Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 6 of 29 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In August, 1993, certain stockholders of BTI sold an aggregate of 1,420 shares of Series AA Preferred Stock of BTI ("Series AA Preferred") and 180 shares of Series BB Preferred Stock of BTI ("Series BB Preferred") to Vetrotex for an aggregate cash purchase price of $176,000. Concurrently with such sale, certain stockholders of BTI sold 2,142 shares of Common Stock to Vetrotex for a purchase price equal to $50.00 per share. At the same time, BTI sold 16,000 shares of Series D Convertible Preferred Stock of BTI ("Series D Preferred" and with the Series AA Preferred and the Series BB Preferred, the "Preferred Stock") to Vetrotex for an aggregate cash purchase price of $1,760,000. The funds used to purchase the shares of Common Stock and Preferred Stock came from the working capital of Vetrotex. The numbers of shares of BTI stock referenced in this paragraph reflect the number of shares prior to the 33:1 stock split effected on February 4, 1997.


         On February 4, 1997, the shares of Preferred Stock held by Vetrotex were converted into an aggregate of 580,800 shares of Common Stock. On the same date, BTI issued an additional 58,841 shares of Common Stock to Vetrotex in payment of accrued dividends on the Preferred Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Vetrotex purchased the Common Stock and Preferred Stock from BTI for investment purposes. BTI has a corporate collaboration with Vetrotex. This collaboration includes a significant equity ownership by Vetrotex in BTI and a supply relationship whereby BTI purchases a majority of its fiber glass needs from Vetrotex. BTI is currently developing products and processes to take advantage of a new product developed by Vetrotex and its affiliates.

         (a-j). The Reporting Persons have no specific plans or proposals that relate to or would result in any of the actions or matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, the Reporting Persons reserve the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Vetrotex beneficially owns 710,327 shares of Common Stock (or approximately 14.3% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission). Vetrotex owns outright and has sole voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

         CertainTeed directly owns Vetrotex and, as the sole shareholder of Vetrotex, could be considered a beneficial owner of the 710,327 shares of Common Stock owned of record by Vetrotex (or approximately 14.3% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission). Saint-Gobain indirectly owns CertainTeed and also

                                                              Page 7 of 29 Pages

could be considered a beneficial owner of the 710,327 shares of Common Stock owned of record by Vetrotex (or approximately 14.3% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission). CertainTeed and Saint-Gobain also have sole voting and dispositive power with respect to the shares of Common Stock of BTI which they could be considered to beneficially own through Vetrotex.

         (c). On February 4, 1997, BTI effected a 33:1 stock split which included the 2,142 shares of Common Stock originally acquired by Vetrotex in August 1993. On the same date, 580,800 shares of Common Stock were issued to Vetrotex pursuant to the conversion of its Preferred Stock and 58,841 additional shares of Common Stock were issued to Vetrotex in payment of accrued dividends on the Preferred Stock.

         (d). Not applicable.

         (e). Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Loan Agreement between Vetrotex and BTI, dated March 31, 1992. Pursuant to the Loan Agreement, Vetrotex loaned BTI $300,000, on an interest-free basis, to finance the purchase and modification of one stitchbonding machine. Vetrotex obtained a purchase money security interest in the machine. BTI has been making quarterly payments of $17,500 to Vetrotex to reduce the debt. The final payment in the amount of $15,000 is due on April 1, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Loan Agreement, dated March 31, 1992, between BTI and Vetrotex. Although certain of the principal provisions of the Loan Agreement are described in Item 6 of this Statement, such description does not purport to be complete and is qualified by the text of the Agreement, which is attached as
Exhibit 1 to this Statement.

         Exhibit 2: Security Agreement, dated March 31, 1992 between BTI and Vetrotex.

         Exhibit 3: Agreement among Vetrotex, CertainTeed and Saint-Gobain that this Statement is, and subsequent amendments will be, filed on behalf of each of them.

                                                              Page 8 of 29 Pages


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: February 4, 1997     COMPAGNIE DE SAINT-GOBAIN


                            By: /s/ Gianpaolo Caccini
                                ---------------------------------
                            Name:  Gianpaolo Caccini
                            Title: Senior Vice President



                            CERTAINTEED CORPORATION


                            By: /s/ John R. Mesher
                                ---------------------------------
                            Name:  John R. Mesher
                            Title: Vice President



                            VETROTEX CERTAINTEED
                            CORPORATION


                            By: /s/ David E. Sharpe
                                ---------------------------------
                            Name:  David E. Sharpe
                            Title: Vice President, Sales and Marketing

                                                              Page 9 of 29 Pages


                                    Exhibit 1

                           INSTALLMENT PROMISSORY NOTE



$300,000.00                      March 31, 1992



          FOR VALUE RECEIVED, the Undersigned (hereinafter the "Debtor") promises (jointly and severally, if more than one) to pay to the order of VETROTEX CERTAINTEED CORPORATION (hereinafter "Vetrotex CertainTeed") at its offices in Valley Forge, Pennsylvania, or at such other place as may be designated by Vetrotex CertainTeed, the principal sum of THREE HUNDRED THOUSAND DOLLARS ($300,000.00).

          Principal (on the unpaid principal balance at the aforesaid rate) shall be payable in nineteen (19) consecutive installments commencing on October 1, 1992, and continuing on the first day of each third month thereafter until the final installment which is payable on April 1, 1997; said installments to be payable as shown on Exhibit "A" attached hereto and incorporated herein by reference.

PREPAYMENT: This Note may be prepaid at any time, in whole or in part, without premium or penalty; provided, however, that partial prepayments shall be applied to unpaid principal balance in the inverse order of the installments thereof.

DEFAULTS: The Debtor shall be in default hereunder upon the occurrence of any of the following events: (a) the nonpayment when due of any amount payable on the indebtedness evidenced by this Note and said default continues for a period of thirty (30) days; (b) if the Debtor becomes insolvent or makes an assignment for the benefit of creditors, or if any petition is filed by or against the Debtor under any provision of any law or statue alleging that such Debtor is insolvent or unable to pay debts as they mature; (c) any information heretofore or hereafter furnished to Vetrotex CertainTeed by the Debtor in connection herewith should be materially false; (d) the failure of the Debtor to furnish such financial and other information as Vetrotex CertainTeed may reasonably request;
(e) if the Debtor or the presently existing shareholders of the Debtor shall enter into an agreement for the sale or transfer of shares representing ownership in the Debtor or if a transfer of shares or ownership interests shall take place, other than a transfer of shares between existing shareholders or family members of existing shareholders, without the prior written consent of Vetrotex CertainTeed; (f) the Debtor shall default in the performance of any material obligation under a certain Security Agreement of even date herewith between the Debtor and payee hereof and such default continues for a period of thirty (30) days after written notice thereof.

                                                             Page 10 of 29 Pages


RIGHTS AND REMEDIES OF VETROTEX CERTAINTEED: Whenever the Debtor shall be in default hereunder, unless Vetrotex CertainTeed elects otherwise, the entire unpaid amount of the indebtedness evidenced by this Note shall become immediately due and payable without notice to, or demand on the Debtor. Vetrotex CertainTeed shall thereupon have the immediate right to enforce or realize on any collateral security granted for the indebtedness evidenced by this Note in any manner or order which Vetrotex CertainTeed deems expedient and without regard to any equitable principles of marshaling or otherwise. In addition to any rights granted hereunder or in any documents executed or delivered in connection herewith, Vetrotex CertainTeed shall have all of the rights and remedies granted by any applicable law, all of which shall be cumulative in nature.

WAIVERS BY THE DEBTOR: The Debtor waives presentment for payment, demand and notice of demand, notice of nonpayment or dishonor, protest and notice of protest, and any and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note, and the Debtor agrees that the liability of such Debtor shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal waiver or modification granted or consented to by Vetrotex CertainTeed. The Debtor further waives and releases all errors, defects and imperfections in any proceedings instituted by Vetrotex CertainTeed in exercising its rights and remedies against such Debtor, as well as all benefits that might accrue to such Debtor by virtue of any present or future laws exempting the collateral security for the indebtedness evidenced by this Note, or any other property, real or personal, including the proceeds thereof, of the Debtor from attachment, levy or sale under execution or providing for any stay of execution, exemption from civil process or extension of time for payment.

WAIVERS BY VETROTEX CERTAINTEED: Vetrotex CertainTeed shall not be deemed, by any act of omission or commission, to have waived any of its rights or remedies hereunder, unless such waiver is in writing and signed by Vetrotex CertainTeed, and then only to the extent specifically set forth in writing. If Vetrotex CertainTeed shall have waived any right or remedy hereunder, such waiver shall not be deemed to be a waiver upon a later occurrence of recurrence of the event originally giving rise to such waiver.

MISCELLANEOUS: All issues arising hereunder shall be governed by the laws of the State of Maine, without giving effect to the principles thereof relating to conflict of laws, if any. This Note shall be binding upon the Debtor and the respective heirs, personal representatives, successors and assigns of the Debtor, and shall inure to the benefit of Vetrotex CertainTeed and its successors and assigns. The Debtor hereunder agrees to pay all cost of collection, including reasonable attorneys' fees in the event that any action is taken by Vetrotex CertainTeed to collect pursuant to a default by Debtor.

This Promissory Note is secured by the collateral described in a Security Agreement executed herewith.

                                                             Page 11 of 29 Pages


         IN WITNESS WHEREOF, the Debtor has executed and sealed this Note as of the day and year first written above.

Name of Corporation:  BRUNSWICK TECHNOLOGIES, INC.

Attest or Witness:                  BRUNSWICK TECHNOLOGIES, INC.


By:  /s/ David M. Coit               By:  /s/ William Dubay
   -------------------------            -------------------------

Name  David M. Coit                  Name:  William Dubay
    ------------------------              -----------------------

Title:                              Title:  President
      ----------------------              -----------------------


(Corporate Seal)

                                                             Page 12 of 29 Pages


                                 EXHIBIT "A" TO
                PROMISSORY NOTE FROM BRUNSWICK TECHNOLOGIES, INC.
                       TO VETROTEX CERTAINTEED CORPORATION



PAYMENT                                                                QUARTERLY              BALANCE AFTER-
DUE DATE                   PRINCIPAL            INTEREST                PAYMENT                   PAYMENT
--------                   ---------                                    -------                   -------

10/01/92                  $10,000.00              ---                 $10,000.00               $290,000.00

01/01/93                  $10,000.00              ---                 $10,000.00               $280,000.00

04/01/93                  $10,000.00              ---                 $10,000.00               $270,000.00

07/01/93                  $10,000.00              ---                 $10,000.00               $260,000.00

10/01/93                  $17,500.00              ---                 $17,500.00               $242,500.00

01/01/94                  $17,500.00              ---                 $17,500.00               $225,000.00

04/01/94                  $17,500.00              ---                 $17,500.00               $207,500.00

07/01/94                  $17,500.00              ---                 $17,500.00               $190,000.00

10/01/94                  $17,500.00              ---                 $17,500.00               $172,500.00

01/01/95                  $17,500.00              ---                 $17,500.00               $155,000.00

04/01/95                  $17,500.00              ---                 $17,500.00               $137,500.00

07/01/95                  $17,500.00              ---                 $17,500.00               $120,000.00

10/01/95                  $17,500.00              ---                 $17,500.00               $102,500.00

01/01/96                  $17,500.00              ---                 $17,500.00                $85,000.00

04/01/96                  $17,500.00              ---                 $17,500.00                $67,500.00

07/01/96                  $17,500.00              ---                 $17,500.00                $50,000.00

10/01/96                  $17,500.00              ---                 $17,500.00                $32,500.00

01/01/97                  $17,500.00              ---                 $17,500.00                $15,000.00

04/01/97                  $15,000.00              ---                 $15,000.00                         0

                                                             Page 13 of 29 Pages


                                    Exhibit 2

                               SECURITY AGREEMENT


         AGREEMENT made as of the 31st day of March, 1992 by and between BRUNSWICK TECHNOLOGIES, INC., a Maine corporation with offices at Brunswick, Maine (hereinafter "Debtor") and VETROTEX CERTAINTEED CORPORATION, a Pennsylvania corporation with offices at Valley Forge, Pennsylvania (hereinafter "Secured Party").

Section 1.   Security Interest.

             A. The Debtor hereby grants to the Secured Party a security interest in the Collateral described in Section II.

             B. The security interest hereby granted is to secure the performance of the obligations of the Debtor to the Secured Party arising under a Promissory Note of substantially even date herewith in the principal amount of Three Hundred Thousand Dollars U.S. ($300,000) (the "Note").

Section II.  Collateral.

             The collateral consists of a binderless mat production system using a Malimo Model #14016 as more particularly described on Exhibit A hereto.

Section III. Representations and Warranties.

             A. Debtor's Obligations Relating to Collateral:

                (i) Care and Preservation of Collateral: Debtor shall take such measures as it deems appropriate to properly care for and preserve the collateral against all hazards. Debtor will not waste, destroy, or voluntarily damage the collateral, nor shall Debtor use the collateral in violation of any law. The Secured Party may pay for the care and preservation of the collateral. The Debtor shall reimburse the Secured Party, on demand, for any payment made by the Secured Party, to care for or preserve the collateral, and all such payments and expenses shall be secured by this Agreement.

                (ii) Inspection of Collateral: Debtor shall allow Secured Party to inspect the collateral upon reasonable written request from the Secured Party.

                                                             Page 14 of 29 Pages


                (iii) Taxes and Levies Imposed on Collateral: The Debtor shall pay and discharge when due all taxes and levies imposed on the collateral. If the Debtor fails to make adequate discharge of any lien or levy, the Secured Party may discharge such encumbrance and Debtor shall reimburse the Secured Party, on demand, for any payment made to discharge such encumbrance. Debtor shall notify the Secured Party of any seizure of, levy upon, loss of possession of, or destruction to the collateral. All payments made and expenses incurred by the Secured Party shall be secured by this Agreement.

                (iv) Location of Collateral: During the term of this Agreement, the collateral will be located at Debtor's place of business in Brunswick, Maine, and Debtor shall not move or remove the collateral without the prior written consent of the Secured Party.

             B. Compliance with Note: Debtor shall pay when due all money obligations, and perform all covenants and obligations pursuant to the terms of the aforementioned Note.

Section IV.  Debtor's Rights.

         So long as Debtor is not in default of this Security Agreement the Debtor shall have the right to possession of the collateral, and the right to use the collateral in any lawful manner not inconsistent with this Agreement.

Section V.   Secured Party's Obligations.

         Secured Party will abide by its obligations under this Security Agreement.

Section VI.  Secured Party's Rights.

             A. In addition to the rights granted under the aforesaid Note and this Agreement, the Secured Party shall have all rights and remedies granted to a secured party under the Maine Uniform Commercial Code.

             B. Secured Party may waive any of Secured Party's rights hereunder without such waiver prohibiting later exercise of the same or similar rights.

             C. Secured Party's rights and privileges shall inure to the Secured Party's successors and assigns.

Section  VII. Default.

             A. Events of Default. Debtor shall be in default under this Agreement upon the happening of any of the following events:

                                                             Page 15 of 29 Pages



                (i) Default in the payment or performance of any obligation, covenant or liability contained or referred to herein, or in the aforesaid Note, provided the same continues for a period of at least thirty (30) days after written notice of the same is given to Debtor;

                (ii) The dissolution, insolvency, or business failure of the Debtor, appointment of a receiver, assignment for the benefit of creditors, the commencement of a voluntary proceeding under bankruptcy or the commencement of an involuntary proceeding in bankruptcy if not dismissed within sixty (60) days;

                (iii) Any other termination of Debtor's existence; or

                (iv) Merger, consolidation, reorganization of the Debtor's business, or a change in voting control of the Debtor.

             B. Secured Party's Remedies.

                (i) Upon default, the Secured Party may declare all obligations secured hereby immediately due and payable. Secured Party may proceed to enforce Debtor's payment of the obligations, and may exercise all rights under this Agreement, and under the Maine Uniform Commercial Code.

                (ii) Secured Party shall give Debtor reasonable notice of the time and place of any public sale of the collateral or of the time after which any private sale or other intended disposition is to be made. Debtor is entitled to any surplus remaining from the sale of the collateral after all obligations have been satisfied. If the sale of the collateral does not generate sufficient value to pay for all obligations, Debtor shall be liable to the Secured Party for all remaining obligations.

                (iii) Notices. All notices required hereunder shall be addressed as follows or otherwise as the Debtor and Secured Party may designate in writing to each other.

                                                             Page 16 of 29 Pages



                     Debtor:          Brunswick Technologies, Inc.
                                      One Maine Street
                                      P.O. Box 516
                                      Brunswick, Maine 04011

                     Secured Party:   Vetrotex CertainTeed Corporation
                                      750 E. Swedesford Road
                                      P.O. Box 860
                                      Valley Forge, PA 19482

Section VIII. Rules of Construction.

             A. The Secured Party's acceptance of late or partial payment or the failure of the Secured Party to exercise any rights or remedy available to it is not a waiver of any obligation of the Debtor or right of the Secured Party.

             B. This Agreement shall be binding upon the successors and assigns of the Debtor. The Debtor's obligations hereunder may not be assigned except upon the written consent of the Secured Party.

             C. The parties to this Agreement shall be discharged only by a release or discharge of the security interest upon the full payment of the obligations secured by this Agreement.

             D. If any provisions of this Agreement are declared invalid or ineffective, all other provisions shall continue in full force and effect, and the Debtor shall continue to be liable under this Agreement.

                                                             Page 17 of 29 Pages


             E. This Agreement shall be governed and construed for all purposes in accordance with the laws in effect in the State of Maine.


             IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed under seal as of the day and year first above written.

                                            DEBTOR:

WITNESS:                                    BRUNSWICK TECHNOLOGIES, INC.


---------------------------                 By:  /s/ William Dubay
                                               -------------------------------
                                            Its: President


                                            SECURED PARTY:

WITNESS:                                    VETROTEX CERTAINTEED CORPORATION



/s/ Iris Demas                              By: /s/ David E. Sharpe
--------------------------                     -------------------------------
                                            Its: Vice President, Sales and
                                                   Marketing
                                                ------------------------------

                                                             Page 18 of 29 Pages


                                    EXHIBIT A
                                    ---------





One BTI Stitchbonding Machine, 102" wide, consisting of:

         * One Malimo model 14016/C stitchbonding machine 2400mm working width modified to a model #2 BTI stitching unit

         *  One BTI fiber orientation unit which includes:
                  - 2 mat production modules
                  - One each 0 degree and 90 degree carriage modules

         *  One continuous take up system

                                                             Page 19 of 29 Pages


                                    EXHIBIT 3

                                    Agreement



The undersigned agree that the Schedule 13D with respect to Common Stock, $0.0001 par value, of Brunswick Technologies, Inc. to which this Agreement is attached as an Exhibit is, and that amendments to such Schedule 13D will be, filed on behalf of each of us.


                            COMPAGNIE DE SAINT-GOBAIN


                            By: /s/ Gianpaolo Caccini
                                -----------------------------------------
                            Name:  Gianpaolo Caccini
                            Title: Senior Vice President



                            CERTAINTEED CORPORATION


                            By: /s/ John R. Mesher
                                -----------------------------------------
                            Name:  John R. Mesher
                            Title: Vice President



                            VETROTEX CERTAINTEED CORPORATION


                             By: /s/ David E. Sharpe
                                -----------------------------------------
                             Name:  David E. Sharpe
                             Title: Vice President, Sales and Marketing


                             Date: February 4, 1997
                                   -----------------------

                                                             Page 20 of 29 Pages


                                   Schedule I

                       Directors and Executive Officers of
                            Compagnie de Saint-Gobain
                            -------------------------


All directors and officers listed below are citizens of the Republic of France, unless otherwise noted.

                                                            Principal Occupation
Name/Title                 Business Address                 or Employment
----------                 ----------------                 --------------------

Jean-Louis Beffa           Compagnie de Saint-Gobain        Chairman and Chief Executive
Chairman and Chief         Les Miroirs                      Officer of Compagnie de
Executive Officer          92096 La Defense Cedex           Saint-Gobain
                           France

Rolf E. Breuer             Deutsche Bank AG                 Member of the
Director                   Taunusanlage 12                  Management Board of
(Nationality: German)      60262 Frankfort                  Deutsche Bank AG
                           Germany

James Bunoust              Compagnie de Saint-Gobain        Coordinator of
Director                   Les Miroirs                      Transport at
                           92096 La Defense Cedex           Compagnie de Saint-Gobain
                           France

Gilles de Cambronne        Compagnie de Saint-Gobain        Deputy Manager at the
Director                   Les Miroirs                      Direction of the Legal and
                           92096 La Defense Cedex           Tax Department at
                           France                           Compagnie de Saint-Gobain

Guy Dejouany               Compagnie Generale               Chairman and Chief Executive
Director                   des Eaux                         Officer of Compagnie
                           52 rue d'Anjou                   Generale des Eaux
                           75008 Paris, France


                                                             Page 21 of 29 Pages


                                                            Principal Occupation
Name/Title                 Business Address                 or Employment
----------                 ----------------                 --------------------

Michel Doze                Compagnie de Saint-Gobain        President of the Employees'
Director                   Les Miroirs                      and Former Employees'
                           92096 La Defense Cedex           Shareholders Association
                           France

Bernard Esambert           Group Bollore                    Vice-Chairman of the Bollore
Director                   Tour Delmas                      Group
                           31-32 quai De Dion-Bauton
                           92811 Puteaux
                           France

Pierre Faurre              SAGEM                            Chairman and Chief
Director                   6, avenue d'Iena                 Executive Officer of SAGEM
                           75783 Paris, Cedex 16
                           France

Olivier Lecerf             Societe Lafarge Coppee           Honorary Chairman of
Director                   28 rue Emile Menier              Lafarge Coppee
                           75116 Paris, France

Jacques-Louis Lions        College de France                Professor at the College de
Director                   3 rue d'Ulm                      France, Vice President of
                           75005 Paris                      the Academie des Sciences
                           France

Gerard Mestrallet          Compagnie de Suez                Chairman and CEO of
Director                   1, rue d'Astorg                  Compagnie de Suez
                           75007 Paris, France

Michel Pebereau            Banque Nationale de Paris        Chairman and Chief Executive
Director                   16, boulevard des Italiens       Officer of Banque Nationale
                           75009 Paris, France              de Paris

Didier Pfeiffer            Groupe GAN                       Chairman and Chief
Director                   2 rue Pillet-Will                Executive Officer of
                           75009 Paris                      Groupe GAN
                           France


                                                             Page 22 of 29 Pages


                                                            Principal Occupation
Name/Title                 Business Address                 or Employment
----------                 ----------------                 --------------------

Bruno Roger                Lazard Freres & Cie.             Managing Partner of
Director                   121, boulevard Haussmann         Lazard Freres & Cie.
                           75008 Paris, France

Rene Thomas                Banque Nationale de Paris        Honorary Chairman of
Director                   16 boulevard des Italiens        Banque Nationale de Paris
                           75009 Paris
                           France

Eric d'Hautefeuille        Compagnie de Saint-Gobain        Executive Vice President of
Executive Vice President   Les Miroirs                      Compagnie de Saint-Gobain
                           92096 La Defense Cedex
                           France

Bernard Field              Compagnie de Saint-Gobain        Corporate Secretary of
Corporate Secretary        Les Miroirs                      Compagnie de Saint-Gobain
                           92096 La Defense Cedex
                           France

Jean-Francois Phelizon     Compagnie de Saint-Gobain        Finance Director of
Finance Director           Les Miroirs                      Compagnie de Saint-Gobain
                           92096 La Defense Cedex
                           France

Michel Besson              Compagnie de Saint-Gobain        Senior Vice President of
Senior Vice President      Les Miroirs                      Compagnie de Saint-Gobain
                           92096 La Defense Cedex
                           France

Gianpaolo Caccini          Saint-Gobain Corporation         Senior Vice President of
Senior Vice President      750 E. Swedesford Road           Compagnie de Saint-Gobain;
(Nationality: Italian)     Valley Forge, PA 19482           Vice Chairman, President and
                                                            CEO of Saint-Gobain
                                                            Corporation

Jean-Gerard Claudon        Poliet                           Senior Vice President of
Senior Vice President      21-23, rue des Ardennes          Compagnie de Saint-Gobain;
                           75019 Paris, France              President of the Directoire
                                                            of Poliet

                                                             Page 23 of 29 Pages


                                                                Principal Occupation
Name/Title                     Business Address                 or Employment
----------                     ----------------                 --------------------

Claude Picot                   Saint-Gobain Emballage           Senior Vice President of
Senior Vice President          Les Miroirs                      Compagnie de Saint-Gobain,
                               92096 La Defense Cedex           Director of Containers Division
                               France

Robert Pistre                  Compagnie de Saint-Gobain        Senior Vice President of
Senior Vice President          Les Miroirs                      of Human Resources of
                               92096 La Defense Cedex           Compagnie de Saint-Gobain
                               France

Jacques Aschenbroich           Compagnie de Saint-Gobain        President of the Flat Glass
Member, Group                  Les Miroirs                      Branch of Compagnie de
Management Committee           92096 La Defense Cedex           Saint-Gobain
                               France

Patrice de Cailleux            Compagnie de Saint-Gobain        President of the Building
Member, Group                  Les Miroirs                      Materials Branch of
Management Committee           92096 La Defense Cedex           Compagnie de Saint-Gobain
                               France

Roberto Caliari                Compagnie de Saint-Gobain        President of the Reinforcements
Member, Group                  Miroirs                          Branch of Compagnie de
Management Committee           92096 La Defense Cedex           Saint-Gobain
(Nationality: Italian)         France

Pierre-Andre de Chalendar      Compagnie de Saint-Gobain        President of the Abrasives
Member, Group                  Les Miroirs                      Branch of Compagnie de
Management Committee           92096 La Defense Cedex           Saint-Gobain
                               France

Philippe Crouzet               Compagnie de Saint-Gobain        President of the Industrial
Member, Group                  Miroirs                          Ceramics Branch of Compagnie
Management Committee           92096 La Defense Cedex           de Saint-Gobain
                               France

Peter Dachowski                Compagnie de Saint-Gobain        President of the Insulation
Member, Group                  Les Miroirs                      Group of Compagnie de
Management Committee           92096 La Defense Cedex           Saint-Gobain
(Nationality: Great Britain)   France


                                                             Page 24 of 29 Pages


                                                                Principal Occupation
Name/Title                     Business Address                 or Employment
----------                     ----------------                 --------------------

Christian Streiff              Pont a Mousson SA                President of the Pipe
Member, Group Management       91 Avenue de la Liberation       Branch of Compagnie
Committee                      54000 Nancy                      de Saint-Gobain
                               France

Gilles Colas                   Compagnie de Saint-Gobain        Vice President, Corporate
Member, Group                  Les Miroirs                      Planning of Compagnie de
Management Committee           92096 La Defense Cedex           Saint-Gobain
                               France

Emile Francois                 Poliet                           Managing Director of
Member, Group                  21-23 rue des Ardennes           Poliet
Management Committee           75019 Paris
                               France

Jean-Claude Lehmann            Compagnie de Saint-Gobain        Vice President-Research of
Member, Group                  Les Miroirs                      Compagnie de Saint-Gobain
Management Committee           92096 La Defense Cedex
                               France

Pierre Tracol                  Compagnie de Saint-Gobain        Vice President-International
Member, Group                  Les Miroirs                      Development of Compagnie
Management Committee           92096 La Defense Cedex           de Saint-Gobain
                               France


                                                             Page 25 of 29 Pages


                       Directors and Executive Officers of
                             CertainTeed Corporation
                             -----------------------


                                                                Principal Occupation
Name/Title                    Business Address                      or Employment                     Citizenship
----------                    ----------------                  --------------------                  -----------

Gianpaolo Caccini             Saint-Gobain Corporation          Vice Chairman, President              Italy
Chairman, Pres. &             750 E. Swedesford Road            and CEO of Saint-Gobain
CEO; Director                 Valley Forge, PA  19482           Corporation; Senior Vice
                                                                President of Compagnie
                                                                de Saint-Gobain

Peter R. Dachowski            Saint-Gobain Corporation          Executive Vice President,             Great Britain
Executive Vice Pres.,         750 E. Swedesford Road            Insulation of CertainTeed
Insulation                    Valley Forge, PA  19482           Corporation; Vice President
                                                                of Saint-Gobain Corporation

Bradford C. Mattson           Saint-Gobain Corporation          Executive Vice President,             U.S.A.
Executive Vice Pres.,         750 E. Swedesford Road            Exterior Building Products
Exterior Building             Valley Forge, PA  19482           of CertainTeed Corporation;
Products                                                        Vice President of Saint-Gobain
                                                                Corporation

Lloyd C. Ambler               CertainTeed Corporation           President, Pipe & Plastics            U.S.A.
Vice President                750 E. Swedesford Road            Group of CertainTeed
                              Valley Forge, PA  19482           Corporation

George B. Amoss               Saint-Gobain Corporation          Vice President, Finance of            U.S.A.
Vice President,               750 E. Swedesford Road            Saint-Gobain Corporation
Finance                       Valley Forge, PA  19482

Dennis J. Baker               Saint-Gobain Corporation          Vice President of                     U.S.A.
Vice President                750 E. Swedesford Road            Saint-Gobain Corporation
                              Valley Forge, PA  19482

Bruce H. Cowgill              CertainTeed Corporation           President, Insulation Group           U.S.A.
Vice President                750 E. Swedesford Road            of CertainTeed Corporation
                              Valley Forge, PA  19482


                                                             Page 26 of 29 Pages



                                                                Principal Occupation
Name/Title                    Business Address                      or Employment                     Citizenship
----------                    ----------------                  --------------------                  -----------

Jean-Paul Dalle               Vetrotex CertainTeed              President and Chief                   France
Vice President                Corporation                       Operating Officer of
                              4515 Allendale Road               Vetrotex CertainTeed
                              Wichita Falls, TX  76310          Corporation

F. Lee Faust                  Saint-Gobain Corporation          Vice President of                     U.S.A.
Vice President                750 E. Swedesford Road            Saint-Gobain Corporation
                              Valley Forge, PA  19482

James F. Harkins, Jr.         Saint-Gobain Corporation          Vice President and                    U.S.A.
Vice President and            750 E. Swedesford Road            Treasurer of
Treasurer                     Valley Forge, PA  19482           Saint-Gobain Corporation

James E. Hilyard              CertainTeed Corporation           President, Roofing                    U.S.A.
Vice President                750 E. Swedesford Road            Products Group of
                              Valley Forge, PA  19482           CertainTeed Corporation

Thomas M. Landin              Saint-Gobain Corporation          Vice President of                     U.S.A.
Vice President                750 E. Swedesford Road            Saint-Gobain Corporation
                              Valley Forge, PA  19482

Lawrence J. Mellon,           Saint-Gobain Corporation          Vice President of                     U.S.A.
M.D.                          750 E. Swedesford Road            Saint-Gobain Corporation
Vice President                Valley Forge, PA  19482

John R. Mesher                Saint-Gobain Corporation          Vice President and                    U.S.A.
Vice President and            750 E. Swedesford Road            Secretary of Saint-Gobain
Secretary                     Valley Forge, PA  19482           Corporation

John P. Mikulak               CertainTeed Corporation           President, Vinyl Building             U.S.A.
Vice President                750 E. Swedesford Road            Products Group of
                              Valley Forge, PA  19482           CertainTeed Corporation

Robert W. Fenton              Saint-Gobain Corporation          Vice President and                    U.S.A.
Vice President and            750 E. Swedesford Road            Controller of
Controller                    Valley Forge, PA  19482           Saint-Gobain Corporation

Carl C. Rue                   Saint-Gobain Corporation          President of Bay Mills                U.S.A.
Vice President                750 E. Swedesford Road            Limited
                              Valley Forge, PA  19482

                                                             Page 27 of 29 Pages



                                                                Principal Occupation
Name/Title                    Business Address                      or Employment                     Citizenship
----------                    ----------------                  --------------------                  -----------

John J. Sweeney, III          Saint-Gobain Corporation          Vice President of                      U.S.A.
Vice President                750 E. Swedesford Road            Saint-Gobain Corporation
                              Valley Forge, PA  19482

Dorothy C.                    Saint-Gobain Corporation          Vice President of                      U.S.A.
Wackerman                     750 E. Swedesford Road            Saint-Gobain Corporation
Vice President                Valley Forge, PA  19482

Michael J. Walsh              Saint-Gobain Corporation          Vice President of                      U.S.A.
Vice President                750 E. Swedesford Road            Saint-Gobain Corporation
                              Valley Forge, PA  19482


                                                             Page 28 of 29 Pages


                       Directors and Executive Officers of
                        Vetrotex CertainTeed Corporation


                                                                Principal Occupation
Name/Title                    Business Address                      or Employment                     Citizenship
----------                    ----------------                  --------------------                  -----------

Roberto Caliari               Compagnie de Saint-Gobain         Chairman and Chief                    Italy
Chairman and Chief            Les Miroirs                       Executive Officer of
Executive Officer;            18 avenue d'Alsace                Vetrotex CertainTeed
Director                      Cedex 27                          Corporation; President
                              92096 Paris La Defense            of the Reinforcements
                              France                            Branch of Compagnie de
                                                                Saint-Gobain

Gianpaolo Caccini             Saint-Gobain Corporation          Vice Chairman, President              Italy
                              750 E. Swedesford Road            and Chief Executive Officer
                              Valley Forge, PA 19482            of Saint-Gobain Corporation;
                                                                Senior Vice President of
                                                                Compagnie de Saint-Gobain

Jean-Paul Dalle               Vetrotex CertainTeed              President and Chief                   France
President & Chief             4515 Allendale Road               Operating Officer of
Operating Officer;            Wichita Falls, TX  76310          Vetrotex CertainTeed
Director                                                        Corporation

George B. Amoss               Saint-Gobain Corporation          Vice President, Finance of            U.S.A.
Vice President                750 E. Swedesford Road            Saint-Gobain Corporation
                              Valley Forge, PA  19482

F. Lee Faust                  Saint-Gobain Corporation          Vice President of                     U.S.A.
Vice President                750 E. Swedesford Road            Saint-Gobain Corporation
                              Valley Forge, PA  19482

James F. Harkins, Jr.         Saint-Gobain Corporation          Vice President and                    U.S.A.
Vice President and            750 E. Swedesford Road            Treasurer of
Treasurer                     Valley Forge, PA  19482           Saint-Gobain Corporation

Fred G. Krautz                Vetrotex CertainTeed              Vice President, R & D of              U.S.A.
Vice President,               Corporation                       Vetrotex CertainTeed
R & D                         4515 Allendale Road               Corporation
                              Wichita Falls, TX  76310


                                                             Page 29 of 29 Pages


                                                                Principal Occupation
Name/Title                    Business Address                      or Employment                     Citizenship
----------                    ----------------                  --------------------                  -----------

D. Ronald Lane                Vetrotex CertainTeed              Vice President, Manu. of              U.S.A.
Vice President,               Corporation                       Vetrotex CertainTeed
Manufacturing                 4515 Allendale Road               Corporation
                              Wichita Falls, TX  76310

Bruce B. Parker               Vetrotex CertainTeed              Vice President, Finance               U.S.A.
Vice President,               Corporation                       of Vetrotex CertainTeed
Finance                       4515 Allendale Road               Corporation
                              Wichita Falls, TX  76310

David E. Sharpe               Vetrotex CertainTeed              Vice President, Sales                U.S.A.
Vice President,               Corporation                       and Marketing of Vetrotex
Sales and Marketing           750 E. Swedesford Road            CertainTeed Corporation
                              Valley Forge, PA  19482
